UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ⌧ Form 10-K   ◻ Form 20-F  ◻ Form 11-K   ◻ Form 10-Q   ◻ Form 10-D  ◻ Form N-CEN

◻   Form N-CSR

For Period Ended: December 26, 2020

◻ Transition Report on Form 10-K

◻ Transition Report on Form 20-F

◻ Transition Report on Form 11-K

◻ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

UFP INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

2801 East Beltline NE
Address of Principal Executive Office (Street and Number)

Grand Rapids, Michigan 49525
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
⌧	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 26, 2020 (the "2020 10-K"), without unreasonable effort and expense. Additional time is needed to complete the evaluation of control deficiencies in our internal control over financial reporting. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its 2020 10-K prior to the end of the 15-day extension period.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Cole	(616)	365-1540
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).  Yes ⌧    No ◻

(3)

Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ◻ No ⌧

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UFP INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 24, 2021	By:	/s/ Michael R. Cole
Michael R. Cole,
Chief Financial Officer